SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                             John Wiley & Sons, Inc.
                                 (Name of Issuer)

                 Class A Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    968223206
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 6,691,369 shares, which constitutes approximately 13.3% of the 50,245,594 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 50,235,994 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 2,751,464 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,751,464 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,751,464


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 2,751,464 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,751,464 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,751,464 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.      Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,751,464 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: IN

----------
(1)  Solely in her capacity as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 2,751,464
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,751,464
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     2,751,464

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Thomas M. Taylor & Co.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 36,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 36,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     36,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President and sole Director, Thomas  M.
     Taylor.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,058,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,058,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,066,400 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.1% (4)


14.  Type of Reporting Person: PN
----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.
(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio I Investors, L.P.
(3) Assumes the conversion of 8,000 shares of the Issuer's Class B Common Stock into 8,000 shares of the Stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,245,594 shares of the Stock outstanding.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,058,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,058,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,066,400 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 2.1% (4)


14.  Type of Reporting Person: PN
----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.
(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio I Investors, L.P.
(3) Assumes the conversion of 8,000 shares of the Issuer's Class B Common Stock into 8,000 shares of the Stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,245,594 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,058,400 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,058,400 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,066,400 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.1% (4)


14.  Type of Reporting Person: CO
----------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio I Investors, L.P.
(3) Assumes the conversion of 8,000 shares of the Issuer's Class B Common Stock into 8,000 shares of the Stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,245,594 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,102,041 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,102,041 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,110,041 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.2% (4)


14.  Type of Reporting Person: IN

----------
(1) With respect to 1,058,400 shares, solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio
     Associates, Inc., which is the sole general partner of Portfolio I Investors, L.P.
(2) With respect to 36,400 shares, solely in his capacity as President and sole Director of Thomas M. Taylor & Co.
(3) Assumes the conversion of 8,000 shares of the Issuer's Class B Common Stock into 8,000 shares of the Stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,245,594 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Portfolio I Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,058,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,058,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,066,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.1% (3)


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.
(2) Assumes the conversion of 8,000 shares of the Issuer's Class B Common Stock into 8,000 shares of the Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,245,594 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,058,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,058,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,066,400 (1) (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.1%  (3)


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio I Investors, L.P.
(2) Assumes the conversion of 8,000 shares of the Issuer's Class B Common Stock into 8,000 shares of the Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,245,594 shares of the Stock outstanding.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 24,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 24,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     25,600 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1% (2)


14.  Type of Reporting Person: IN

----------
(1) Assumes the conversion of 1,600 shares of the Issuer's Class B Common Stock into 1,600 shares of the Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,245,594 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Peter Sterling

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 32,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 32,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     32,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     John L. Marion, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 8,800
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 8,800
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     8,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     A. A. Butler

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 8,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 8,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     8,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Thomas W. Briggs

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 4,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, Amendment No. 4 dated March 7, 1994, Amendment No. 5 dated March 29, 1994, Amendment No. 6 dated April 5, 1994, Amendment No. 7 dated April 20, 1994, Amendment No. 8 dated July 11, 1994, Amendment No. 9 dated December 5, 1994 and Amendment No. 10 dated March 22, 1999 ("Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share, of John Wiley & Sons, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the
Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     BMT             Trust Funds(1)         $12,742,981.36

     PRB             Not Applicable         Not Applicable

     NLB             Not Applicable         Not Applicable

     LMB             Personal Funds(2)      $12,742,981.36

     Taylor & Co.    Working Capital(3)     $   268,677.50

     TIF             Not Applicable         Not Applicable

     TFI             Not Applicable         Not Applicable

     TCM             Not Applicable         Not Applicable

     TMT             Not Applicable         Not Applicable

     PII             Other (4)              $15,593,963.83

     PA              Not Applicable         Not Applicable

     WPH             Personal Funds(2)      $   138,000.00

     STERLING        Personal Funds(2)      $   173,000.00

     MARION          Personal Funds(2)      $    47,575.00

     BUTLER          Personal Funds(2)      $    43,250.00

     BRIGGS          Personal Funds(2)      $    21,625.00

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) Contributions from partners.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (c) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,751,464, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     PRB

     Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,751,464 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,751,464 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,751,464, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     Taylor & Co.

     The aggregate number of shares of the Stock that Taylor & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 36,400, which constitutes less than 0.1% of the outstanding shares of the Stock.

     TIF

     Because of its position as the sole stockholder of PA, which is the sole general partner of PII, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,066,400 shares of the Stock, which constitutes approximately 2.1% of the outstanding shares of the Stock.

     TFI

     Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,066,400 shares of the Stock, which constitutes approximately 2.1% of the outstanding shares of the Stock.

     TCM

     Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,066,400 shares of the Stock, which constitutes approximately 2.1% of the outstanding shares of the Stock.

     TMT

     Because of his position as President and sole Director of Taylor & Co., and because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, and because of his individual ownership of 7,241 shares of Stock, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,110,041 shares of the Stock, which constitutes approximately 2.2% of the outstanding shares of the Stock.

     PII

     The aggregate number of shares of the Stock that PII owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,066,400, which constitutes approximately 2.1% of the outstanding shares of the Stock.

     PA

     Because of its position as the sole general partner of PII, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,066,400 shares of the Stock, which constitutes approximately 2.1% of the outstanding shares of the Stock.

     WPH

     The aggregate number of shares of the Stock that WPH owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,600, which constitutes less than 0.1% of the 50,245,594 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     STERLING

     The   aggregate   number  of  shares  of  the  Stock  that  Sterling   owns
beneficially, pursuant to Rule 13d-3 of the Act, is 32,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     MARION

     The aggregate number of shares of the Stock that Marion owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,800, which constitutes less than 0.1% of the outstanding shares of the Stock.

     BUTLER

     The aggregate number of shares of the Stock that Butler owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     BRIGGS

     The aggregate number of shares of the Stock that Briggs owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

     Taylor & Co.

     Acting through its President and sole Director, Taylor & Co. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,400 shares of the Stock.

     TIF

     As the sole stockholder of PA, which is the sole general partner of PII, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,058,400 shares of the Stock.

     TFI

     As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,058,400 shares of the Stock.

     TCM

     As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,058,400 shares of the Stock.

     TMT

     As the President and sole Director of Taylor & Co., and as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PII, and as the individual owner of 7,241 shares of the Stock, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,110,041 shares of the Stock.

     PII

     Acting through its sole general partner, PII has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,058,400 shares of the Stock.

     PA

     As the sole general partner of PII, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,058,400 shares of the Stock.

     WPH

     WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,000 shares of the Stock.

     STERLING

     Sterling has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,000 shares of the Stock.

     MARION

     Marion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,800 shares of the Stock.

     BUTLER

     Butler has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,000 shares of the Stock.

     BRIGGS

     Briggs has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,000 shares of the Stock.

     (c) In the past 60 days, PII has purchased shares of the Stock in over-the-counter transactions on NASDAQ, as follows:

     DATE          NO. OF SHARES       PRICE
                   PURCHASED         PER SHARE

     07/20/99        1,000            $17.06
     07/28/99       48,500             17.06
     07/28/99      104,000             17.05
     07/29/99       50,000             16.91
     07/30/99        4,700             16.81

      In addition, on June 24, 1999, TMT received 123 shares of the Stock as director's compensation.

      On June 1, 1999 a two-for-one split of the Issuer's Class A Common Stock became effective.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 --   Agreement  pursuant to Rule 13d-1(k)(1) (iii), previously
                       filed.

     Exhibit 99.2 --    Letter  to the President and Chief Executive Officer  of
                        the Issuer, previously filed.

     Exhibit 99.3 --    Letter  to the President and Chief Executive Officer  of
                        the Issuer, previously filed.

     Exhibit 99.4 --    Press Release issued by the Issuer, previously filed.

     Exhibit 99.5 --    Power of Attorney of A. A. Butler, previously filed.

     Exhibit 99.6 --    Power of Attorney of John Pound, previously filed.

     Exhibit 99.7 --   Agreement   pursuant   to   Rule   13d-1(k)(1)     (iii),
                       previously filed.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: August 2, 1999

                            /s/W. R. Cotham
                            W. R. Cotham,
                            Attorney-in-Fact for:

                                  THE BASS MANAGEMENT TRUST (1)
                                  PERRY R. BASS (2)
                                  NANCY L. BASS (3)
                                  LEE M. BASS (4)
                                  THOMAS M. TAYLOR (5)
                                  WILLIAM P. HALLMAN, JR.(6)
                                  PETER STERLING (7)
                                  JOHN L. MARION, JR. (8)
                                  A. A. BUTLER (9)
                                  THOMAS W. BRIGGS (10)


                            TRINITY I FUND, L.P.,
                            a Delaware limited partnership

                            By:   TF INVESTORS, L.P.,
                                  a Delaware limited partnership,
                                  General Partner

                            By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                  a Delaware corporation,
                                  General Partner


                            By: /s/ W. R. Cotham
                               W. R. Cotham, Vice President


                            TF INVESTORS, L.P.,
                            a Delaware limited partnership

                            By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                  a Delaware corporation,
                                  General Partner


                            By: /s/ W. R. Cotham
                               W. R. Cotham, Vice President


                            TRINITY CAPITAL MANAGEMENT, INC.,
                            a Delaware corporation


                            By: /s/ W. R. Cotham
                               W. R. Cotham, Vice President

                            PORTFOLIO I INVESTORS, L.P.,
                            a Delaware limited partnership

                            By: PORTFOLIO ASSOCIATES, INC.,
                                a Delaware corporation,
                                   General Partner


                            By: /s/ W. R. Cotham
                                W. R. Cotham, Vice President


                            PORTFOLIO ASSOCIATES, INC.,
                            a Delaware corporation

                            By: /s/ W. R. Cotham
                               W. R. Cotham,
                               Vice President


                            THOMAS M. TAYLOR & CO.,
                             a Texas corporation

                            By:  /s/W.R. Cotham
                                  W.R. Cotham,
                                  Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.
 (8) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.

 (9) A  Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of
     A. A. Butler is being filed herewith.

(10) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Thomas W. Briggs previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

    Exhibit 99.1 --   Agreement   pursuant   to   Rule   13d-1(k)(1)(iii),
                      previously filed.

    Exhibit 99.2 --   Letter  to the President and Chief Executive Officer
                      of the Issuer, previously filed.

    Exhibit 99.3 --   Letter  to the President and Chief Executive Officer
                      of the Issuer, previously filed.

    Exhibit 99.4 --   Press  Release  issued  by  the  Issuer,  previously
                      filed.

    Exhibit 99.5 --   Power of Attorney of A. A. Butler, previously filed.

    Exhibit 99.6 --   Power of Attorney of John Pound, previously filed.

    Exhibit 99.7 --   Agreement   pursuant  to  Rule  13d-1(k)(1)   (iii),
                      previously filed.